SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

June 13, 2013

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc.
Registration Statement on Form N-2 (333-187969)

Dear Mr. Minore:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by a letter dated May 16, 2013, with respect to the Company’s registration statement on Form N-2 (File No. 333-187969) filed with the SEC on April 17, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. The revisions to the Prospectus referenced in the responses below are set forth in Pre-Effective Amendment No. 1 to the Registration Statement filed herewith.

Registration Statement Facing Page

1.	Because the Company has filed a new registration statement, and not a post-effective amendment to a registration statement, please delete the reference to the filing becoming effective “when declared effective pursuant to section 8(c).”

ATLANTA	AUSTIN	HOUSTON	NEW YORK	SACRAMENTO	WASHINGTON DC

Dominic Minore, Esq.

June 13, 2013

Response: The Company has revised the Registration Statement accordingly.

Prospectus Front Cover Page

2.	Update the information contained in the second paragraph to reflect the Company’s definitive proxy materials filed April 27, 2013.

Response: In accordance with the Staff’s comment, the Company has revised the Prospectus to reflect the Company’s definitive proxy materials filed April 27, 2013.

3.	The disclosure contained in the second paragraph indicates that the Company may offer shares of its common stock at a discount to net asset value per share, and that sales of common stock at prices below net asset value per share dilute the interests of existing stockholders. The disclosure also states that the Company has authority to sell shares of its common stock at a price below net asset value, but that such sales are limited to a maximum of 25% of its outstanding common stock. However, it is unclear whether there also exists any limitation on the amount of dilution to the interests of existing stockholders resulting from sales of common stock at prices below net asset value per share. Accordingly, please disclose whether there exists any aggregate ceiling on the amount of dilution that could occur to the interests of the Company’s common shareholders.

Response: With respect to the Company’s authority to sell shares of its common stock at a price below net asset value, there is no maximum discount on the amount of dilution to the interests of existing stockholders resulting from such sales. Accordingly, the Company respectfully submits that the Prospectus fully discloses all material information related to sales of shares of the Company’s common stock at a price below net asset value, and therefore will not revise disclosure in the Prospectus. The Company respectfully refers the Staff to the risk factor entitled, “The net asset value per share of our common stock may be diluted if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or securities to subscribe for or convert into shares of our common stock,” which the Company believes highlights the risk of dilution. The Company has added disclosure to this risk factor to emphasize that there is no ceiling on the amount of dilution that could occur to the interests of the Company’s common shareholders. In addition, the Company respectfully refers the Staff to the section entitled “Sales of Common Stock Below Net Asset Value” included in the Registration Statement. There is an example included in this section which outlines a 25% offering at a 100% discount (please refer to Example 4).

Dominic Minore, Esq.

June 13, 2013

4.	Disclose the per share net asset value of the Company’s common shares as of a date more current than December 31, 2012.

Response: The Company has revised disclosure in the Prospectus accordingly.

5.	On the front cover page of the base prospectus and of any prospectus supplement used to offer the Company’s securities, disclose that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as “junk securities” and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Also disclose, if true, that a material amount of the Company’s debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Company. Further disclose, if true, that a material amount of the Company’s debt investments will not pay down principal during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.

Response: The Company has revised the disclosure on the front cover as requested.

Prospectus Summary

Organizational Overview (page 2)

6.	Please present the information contained in the organizational chart in legible format.

Response: The Company has revised the organizational chart and provided additional commentary in our disclosure

THL Credit Advisors LLC (page 2)

7.	State that the Company pays THL Credit Advisors a management fee as a percentage of the Company’s gross assets and incentive fees as a percentage of the Company’s ordinary income and its capital gains.

Response: The Company has revised disclosure in the Prospectus accordingly.

8.	Whenever a reference is made at any location in the prospectus to “LIBOR” please specify the type of LIBOR rate that is being used.

Response: The Company has revised disclosure in the Prospectus accordingly.

Dominic Minore, Esq.

June 13, 2013

9.	Disclose what “ABR” signifies.

Response: Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Financial Condition, Liquidity and Financing Activities—Credit Facility” on page 57 of the Prospectus, the Company defines “ABR” as alternative base rate loans. The Company has revised such disclosure in the Prospectus to clarify what “ABR” signifies.

Investment Structure (page 6)

10.	We note that many of the Company’s portfolio investments contain interest reset provisions. If these interest rate reset provisions are determined by other than a well-established benchmark (e.g., a version of LIBOR), please provide, in your response letter, a general description of how these interest reset provisions operate.

Response: The interest rate reset provisions are determined by a LIBOR benchmark. The Company has not used any other benchmark for our debt investments. The Company’s portfolio investments that contain interest rate reset provisions reset on a monthly or quarterly basis.

Leverage (page 7)

11.	Disclose the significance of “a one year term out period.”

Response: The Company has revised disclosure in the Prospectus accordingly.

Risks (page 8)

12.	Disclose that a Company portfolio holding’s inability to pay interest and principal when due may contribute to a reduction in the net asset value per share of Company common stock, the Company’s ability to pay dividends and to service its contractual obligations, and may negatively impact the market price of Company common stock and other securities that it may issue.

Response: The Company has revised disclosure in the Prospectus accordingly.

13.	Disclose that investors may lose all or part of their investment in the Company. Please present the last paragraph in bold face type.

Response: The Company has revised disclosure in the Prospectus accordingly.

Dominic Minore, Esq.

June 13, 2013

Recent Developments (page 9)

14.	Highlight the terms of the Company’s investment in Connecture, Inc.

Response: The summary information was included in the “Recent Developments” section because the investment closed after the year ended December 31, 2012 and, as a result would not be reflected in the Schedule of Investments. The Company respectfully submits that the terms of its investment in Connecture, Inc. are provided in the Schedule of Investment for the period ended March 31, 2013 in the Registration Statement.

15.	Briefly expand upon the disclosure relating to the Company’s investment in the CLO residual interest of two collateralized loan obligations. In this regard, the disclosure should identify the CLO issuers, the terms of the investment, the types of loans underlying the CLOs and the approximate total principal amount of the CLO interests to which the residual interest is subordinated. Also briefly highlight, in plain English, the nature of a residual interest in the context of a CLO structure and the risk profile of that interest; for example, if true, state that, among other things, the residual interest absorbs all of the losses and is last in line under the CLOs’ payment priority structure.

Response: The Company has revised disclosure in the Prospectus accordingly.

Fees and Expenses (page 10)

16.	In the last sentence of the first paragraph, replace the phrase “included in this table to reflect the applicable sales load and related fees” with the phrase “included in this table and example to reflect the applicable sales load and applicable fees and expenses.”

Response: The Company has revised disclosure in the Prospectus accordingly.

Example (page 10)

17.

Because the Company’s incentive fees represent a material expense, we believe that excluding a presentation of their impact from the disclosure accompanying the Example would potentially understate the expenses that could be borne by shareholders. Therefore, the narrative accompanying the Example should also present the 1, 3, 5 and 10-Year expenses assuming that the five percent return

Dominic Minore, Esq.

June 13, 2013

required by Form N-2 results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee).

Response: The Company has revised disclosure in the Prospectus accordingly.

Risks (page 15)

18.	Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response: The Company has revised disclosure in the Prospectus accordingly.

19.	The Division of Investment Management has recently made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company’s use and the risks of derivatives. In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company’s use of derivatives in a manner customized to proposed Company operations.

Response: The Company confirms that it has reviewed the observations and believes that the disclosure is tailored to the types of derivatives used in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the risks are set forth in the “Risk” section in the following risk factors:

•	Hedging transactions may expose us to additional risks. (See page 31 of the Registration Statement.)

Risks Related to our Business (page 15)

20.

Please add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Company’s future borrowings, its net investment income, the incentive fee that it pays to THL Credit Advisors, the trading prices of its common

Dominic Minore, Esq.

June 13, 2013

stock and its net asset value, Company portfolio companies’ ability to service interest payment obligations and principal loan repayments to the Company.

Response: The Company has revised disclosure in the Prospectus accordingly.

We may have difficulty paying our required distributions… (page 20)

21.	Expand the characteristics of PIK interest; for example, disclose that it potentially creates negative amortization on a loan resulting in a borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated.

Response: The Company has revised disclosure in the Prospectus accordingly.

We may pay an incentive fee on income we do not receive in cash. (page 20)

22.	It appears that the following phrase should be added to the end of the last sentence “but only to the extent that such an incentive fee is payable for that period and that the write-off will not be carried forward to reduce any incentive fee payable in subsequent periods.”

Response: The Company has revised disclosure in the Prospectus accordingly.

There are potential conflicts of interest between us and the fund managed by us… (page 22

23.	Disclose the identity of the owners of Greenway and Greenway II. Disclose the extent of any conflicts arising from the transactions described under “Recent Developments” on page 69. Disclose how the sales price of the Company’s assets to Greenway II was determined and by whom. What was the extent of the Company’s Board of Director’s oversight in these matters?

Response: Greenway is a fund with capital committed by affiliates of a single institutional investor (the “Greenway Investor”). Pursuant to the Greenway’s limited liability company agreement, the Company agreed not to disclose the name of the Greenway Investor. The Greenway Investor is a large insurance company and it is not otherwise affiliated with the Company.

Greenway II is a fund with capital committed by a total of 10 third party investors, which includes two institutional investors who have committed capital comprising approximately 95% of the fund and several individuals who, in the aggregate, comprise

Dominic Minore, Esq.

June 13, 2013

less than 5% of the fund. These individuals are affiliated with the Company and its affiliates.

The Company has included disclosure in the Registration Statement regarding the potential conflicts that may arise among the Company and Greenway and Greenway II (the “Managed Funds”). For example, in “Risks” the Company respectfully refers the Staff to the risk factor entitled “There are potential conflicts of interest between us and the funds managed by us which could impact our investment returns.” The potential conflicts are also discussed on page [49] under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Greenway,” and on page 101 under the caption “Certain Relationships—Managed Funds.”

The Company has sold two investments to Greenway II. In connection with the sales, the Company made a capital call to the investors in Greenway II indicating the investment to be purchased from the Company. In each case, the purchase price was the same price the Company paid for the investment. The Company determined to sell a portion of each position so that the Company did not have large positions in the portfolio companies and to maintain diversity. Greenway II enters into each such sale based on pre-established guidelines. This reduces any possible conflicts of interest.

As the investment adviser to the Managed Funds, the Company determines sales prices, subject to its fiduciary duties as a registered investment adviser. The Company discussed the sales that have occurred with Greenway II at the last Board meeting and intends to discuss such matters with the Board in the future to the extent any such sales occur.

24.	What role did the independent directors have in approving these transactions? Are there any co- investing issues regarding these sales?

Response: The Company manages the Managed Funds, acting as the Managed Funds investment adviser pursuant to an investment advisory arrangement and thereby controls the investment making decisions for the Managed Funds from a regulatory perspective. There are no co-investing issues regarding the sales.

THL Credit SBIC, LP (page 65)

25.	Clarify whether the Company’s withdrawal of its application with the SBA involved the possible licensing of a new SBIC or whether it related to the licensing of THL Credit SBIC, LP and THL Credit SBIC, GP, LLC. To the extent that it relates to the latter two entities, then expand upon the material consequent effect, if any, on the Company.

Dominic Minore, Esq.

June 13, 2013

Response: The withdrawal of the licensing application involved THL Credit SBIC, LP and THL Credit SBIC GP, LLC. The withdrawal of this application had no material effect on the Company. Accordingly, the Company believes disclosure in the Prospectus, as currently provided, is sufficient.

Recent Developments (page 69)

26.	Highlight the terms of the Company’s investments in Embarcadero Technologies, Inc. and Tri- Starr Management Services, Inc.

Response: The summary information was included in the “Recent Developments” section because the investment closed after the year ended December 31, 2012 and, as a result would not be reflected in the Schedule of Investments. The Company respectfully submits that the terms of its investment in Embarcadero Technologies, Inc. and Tri- Starr Management Services, Inc. are provided in the Schedule of Investments for the period ended March 31, 2013 in the Registration Statement.

Monitoring (page 86)

27.	Please update the information contained in this section to March 31, 2013.

Response: The Company has revised disclosure in the Prospectus accordingly.

Investment Management and Administrative Agreements (page 99)

28.	The disclosure indicates that the Company reimburses the Advisor for the allocable portion of overhead and other expenses incurred by the Advisor in performing its obligations under the administration agreement, including facilities, office equipment, and the allocable portion of the compensation and costs of the Company’s officers and their respective staffs. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm to the Staff that the Company’s Board exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

Response: The Company confirms that the description of the allocated expenses in the Prospectus describes fully all expenses allocated under the administration agreement. The Company allocates cost of compensation-related expenses based on time spent working on the Company’s matters. The Company also allocates rent based on the cost of space

Dominic Minore, Esq.

June 13, 2013

occupied by those individuals who work on the Company’s matters. All other expenses, such as travel and other overhead expenses are allocated based on the expenses being incurred on behalf of the Company. Further, the Company believes that the Prospectus provides sufficient information regarding the methodology used to allocate costs and expenses under the administration agreement.

The Company respectfully notes that the administration agreement is incorporated by reference as an exhibit to the Registration Statement and, therefore, is available for review.

The Company confirms that its Board of Directors exercised appropriate oversight with respect to the allocation methodology and reviews and discusses relevant documents and materials as an annual basis in connection with re-authorization of the investment advisory agreement. In addition, the Board reviews a schedule of all allocable expenses on a quarterly basis.

Determination of Net Asset Value (page 117)

29.	In your response letter, please inform the staff whether the Company’s Board will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response: As done in the past, the Company’s Board of Directors, or a committee thereof, will review and approve in advance any independent valuation firm the Company may use. This includes the review and approval of the engagement letter, which often includes a general overview of the methodology to be employed by the valuation firm.

The Company confirms that the Board, or a committee thereof, reviews, on a quarterly basis, the fair value recommendations for each of the Company’s portfolio company investments. The methodology utilized by the valuation firm is provided in the valuation materials that are provided to the Board. The materials the Board reviews on a quarterly basis includes a quarter over quarter comparison of the fair value determination for each portfolio company investment.

Description of Our Subscription Rights (page 132)

30.	Include an undertaking in Part C of the registration statement to file for Staff review a post-effective amendment under Section 8(c) of the Securities Act of 1933

Dominic Minore, Esq.

June 13, 2013

in respect of any rights offering takedown from this shelf registration statement. We may have further comments.

Response: The Company has included an undertaking in Part C of its Registration Statement to file for Staff review a post-effective amendment under Section 8(c) of the Securities Act of 1933 in respect of any rights offering takedown from the Company’s shelf Registration Statement.

Description of Our Debt Securities (page 136)

31.	In the event that debt securities are offered by the Company, please refrain from referring to any debt securities offered as “senior” unless the debt securities are structurally senior and senior in right of payment to substantially all of the other debt obligations of the Company.

Response: The Company acknowledges the Staff’s comment and will refrain from referring to any debt securities it may offer as “senior” unless such debt securities are structurally senior and senior in right of payment to substantially all of the Company’s other debt obligations.

Plan of Distribution (page 163)

32.	Expand the disclosure to indicate the extent to which the Company’s common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Response: The Company has revised disclosure in Prospectus accordingly.

33.	Please confirm to the Staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: The Company confirms that it will submit any underwritten offering of its securities to FINRA for prior approval of the underwriting terms of such an offering.

34.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also

Dominic Minore, Esq.

June 13, 2013

undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Response: The Company undertakes to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that it will have entered into with the underwriters, and will specify the nature of the services that the underwriters have provided or will provide thereunder. The Company further undertakes to disclose whether any such fees payable thereunder are a one-time fee or whether they are payable annually, and will file all such agreements as exhibits in a post-effective amendment to the Registration Statement.

Financial Statements

35.	Confirm that the Company has considered Articles 3-09 and 4-08(g) of Regulation S-X.

Response: The Company confirms that it has considered the guidance regarding Articles 3-09 and 4-08(g) and Regulation S-X and does not believe that additional financial statements are required to be included in the Registration Statement as a result thereof.

THL Credit, Inc. and Subsidiaries Consolidated Schedule of Investments

36.	The reference to footnote (2), which accompanies the “Principal No. of Shares/No. of Units” column headings appearing on pages F-8 through F-11, apparently should instead be to footnote (3).

Response: The Company has revised disclosure in the Prospectus accordingly.

37.	Reference is made to footnote (6) appearing on page F-11. In your response letter, confirm whether when, at the option of the issuer, interest can be paid in cash and PIK, it must always be in the same cash/PIK percentage allocation specified under the “Yield” column.

Response: The Company confirms that interest can be paid in cash or PIK. The amount payable in of cash and PIK is set forth in the documentation at the time of the investment. The amounts may change depending on the contractual terms of the investment. The Company’s Schedule of Investments provides the current allocation between the cash and PIK as of the period ended March 31, 2013.

Greenway (page F-26)

Dominic Minore, Esq.

June 13, 2013

38.	Greenway is a portfolio company of the Company, and is managed by the Company through the investment professionals that serve on the Company’s investment committee. What conflicts does this present for the Company, the institutional investor and its affiliates? Are the conflicts, if any, fully disclosed in the prospectus? Please explain, or confirm there are no conflicts.

Response: The Company respectfully submits that any current or potential conflicts of interest between the Company and Greenway are fully disclosed in the Prospectus on page 22 under the caption “Risk Factors—There are potential conflicts of interest between us and the fund managed by us which could impact our investment returns,” on page 49 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Greenway,” and on page 101 under the caption “Certain Relationships—Managed Funds.”

As noted in the disclosure, the Managed Funds have guidelines that are applied to determine the types of investments that may be made and the amount that the Managed Funds may contribute. The guidelines are subject to the discretion of the Adviser.

PART C

Item 25. Financial Statements and Exhibits

39.	Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Response: The legality opinion, and related consent of counsel, will be included as an exhibit to the Registration Statement in a subsequent amendment thereto before the Company’s Registration Statement is declared effective. The Company undertakes to file the required legal opinion as an exhibit to the Registration Statement, in connection with any takedown from the Registration Statement.

Closing

Dominic Minore, Esq.

June 13, 2013

40.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment.

41.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment.

42.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Response: The Company advises the Staff that is has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

43.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response: The Company acknowledges the Staff’s comment.

44.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment.

45.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

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June 13, 2013

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges the Staff’s comment, and undertakes to furnish a letter including the above-mentioned acknowledgments should it request acceleration of the effective date of the Registration Statement.

46.	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: The Company acknowledges the Staff’s comment.

47.	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response: The Company acknowledges the Staff’s comment.

*                *                 *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus